
03025291


RECD S.E.C.
JUN 3 0 2003
1086

FORM 11-K

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2002

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ______ to ______

Commission file number 00100035

A. Full title of the plan and the address of the plan, if different from that of the issue named below:

Marquette Medical Systems, Inc. Profit Sharing and 401(k) Plan

GE Medical Systems Information Technologies
8200 West Tower Avenue
Milwaukee, Wisconsin 53223

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

General Electric Company
3135 Easton Turnpike
Fairfield, CT 06431

Required Information

A. Financial Statements and Schedule:

B. Exhibits

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Marquette Medical Systems, Inc. Profit Sharing and 401(k) Plan

By: ______________________
Scott Schenkel
Chief Financial Officer

Date: June 27, 2003

Consent of KPMG LLP

The Board of Directors
General Electric Company:

We consent to the incorporation by reference in the registration statements on Form S-8 No. 333-65781 of General Electric Company of our report dated June 19, 2003, relating to the financial statements of Marquette Medical Systems, Inc. Profit Sharing and 401(k) Plan and Trust as of and for the years ended December 31, 2002 and 2001, and related supplemental schedule, which appear in the December 31, 2002 annual report on Form 11-K of General Electric Company.

KPMG LLP

Milwaukee, Wisconsin
June 27, 2003




SEC MAIL PROCESSING
RECEIVED
JUN 3 0 2003
WASH. D.C.
152
SECTION

MARQUETTE MEDICAL SYSTEMS, INC.
PROFIT SHARING AND 401(k) PLAN AND TRUST

Financial Statements and Schedule

December 31, 2002 and 2001

(With Independent Auditors' Report Thereon)

MARQUETTE MEDICAL SYSTEMS, INC.
PROFIT SHARING AND 401(k) PLAN AND TRUST

Table of Contents

Note: Supplemental schedules required by the Employment Retirement Income Security Act of 1974, as amended, that have not been included are not applicable.



777 East Wisconsin Avenue
Milwaukee, WI 53202

Independent Auditors' Report

The Plan Administrator of the
Marquette Medical Systems, Inc.
Profit Sharing and 401(k) Plan and Trust:

We have audited the accompanying statements of net assets available for plan benefits of the Marquette Medical Systems, Inc. Profit Sharing and 401(k) Plan and Trust (the Plan) as of December 31, 2002 and 2001, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2002 and 2001, and the changes in net assets available for plan benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes at end of year is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.


KPMG LLP

June 19, 2003



MARQUETTE MEDICAL SYSTEMS, INC.
PROFIT SHARING AND 401(k) PLAN AND TRUST

Statements of Net Assets Available for Plan Benefits

December 31, 2002 and 2001

	2002	2001
Assets:		
Investments, at fair value:		
Money market funds	$ 557,936	1,141,667
Common trust funds	18,235,216	16,050,075
Mutual funds	47,638,389	62,123,761
Common stock	50,740,551	90,382,187
Participant loans	2,653,000	3,633,611
Total investments	119,825,092	173,331,301
Accrued income receivable	381,408	403,463
Total assets	120,206,500	173,734,764
Liabilities:		
Payable for pending trades	—	619,293
Total liabilities	—	619,293
Net assets available for plan benefits	$ 120,206,500	173,115,471

See accompanying notes to financial statements.

MARQUETTE MEDICAL SYSTEMS, INC.
PROFIT SHARING AND 401(k) PLAN AND TRUST

Statements of Changes in Net Assets Available for Plan Benefits

Years ended December 31, 2002 and 2001

	2002	2001
Investment income (loss):		
Interest income	$ 229,685	369,554
Dividends	1,551,705	1,537,197
Net realized and unrealized loss on investments	(43,907,746)	(24,745,383)
Total investment income	(42,126,356)	(22,838,632)
Deductions from net assets attributed to:		
Benefits paid to participants	10,700,158	13,919,404
Administrative expenses	82,457	124,979
Total deductions	10,782,615	14,044,383
Net decrease	(52,908,971)	(36,883,015)
Net assets available for plan benefits:		
Beginning of year	173,115,471	209,998,486
End of year	$ 120,206,500	173,115,471

See accompanying notes to financial statements.

MARQUETTE MEDICAL SYSTEMS, INC.
PROFIT SHARING AND 401(k) PLAN AND TRUST

Notes to Financial Statements

December 31, 2002 and 2001

(1) Description of the Plan

The following description of the Marquette Medical Systems, Inc. Profit Sharing and 401(k) Plan and Trust (the Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

(a) General

The Plan was adopted effective May 1, 1987, and is sponsored by GE Medical Systems Information Technologies ("the Company", formerly known as Marquette Medical Systems, Inc). The Plan is a defined contribution plan and is intended to provide eligible employees an opportunity to accumulate savings on a tax-advantaged basis. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). Effective September 30, 1999, the Plan was frozen and is no longer accepting new participants or contributions.

(b) Eligibility

Prior to September 30, 1999, all employees of the Company were eligible to participate in the Plan provided such individual had, since the commencement of his or her employment, worked an average of 20 or more hours per week.

(c) Contributions

Prior to September 30, 1999, participants were able to make contributions to the Plan via salary deferral agreements. These contributions resulted in a reduction of the participant's compensation for purposes of computing payroll and income taxes. The annual salary reduction contribution per participant was limited to 12% of earnings subject to certain restrictions.

For the period from May 1 through September 30, 1999, the Company contributed a matching amount equal to 45% of the contribution made by the participant up to a maximum of 2.4% of the participant's earnings.

Prior to September 30, 1999, an additional discretionary contribution could be made by the Company based on a resolution of the board of directors. This discretionary contribution was allocated to all participants who were made active at the end of the period based on each participant's salary as compared to the total salary for all participants.

(d) Participant Accounts

Individual accounts are maintained for each of the Plan's participants to reflect the participant's and Company's contributions, as well as the earnings (or losses) from the investment of contributions.

(e) Vesting

Participants are 100% vested in their own contributions and in Company contributions, including the earnings attributable to them.

(f) Investment Fund Options

The Plan's assets are segregated according to participant selection of various investment fund options including fixed income investments, equity investments, and a balanced investment fund option. A Loan Fund exists to record and maintain loans to the Plan participants. Participants employed by Corometrics, a current subsidiary of GE, through December 31, 1998, are also given the alternative to keep funds invested in American Home Products Corp. common stock via the AHPC Stock Fund (investment now known as Wyeth), although additional contributions may not be made to this fund.

The Plan's investments are exposed to various risks, such as interest rate, credit, and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for Plan benefits.

A description of the investment fund options is as follows:

Wells Fargo Stable Return Fund –invests primarily in the Wells Fargo Stable Return Fund, a common-collective bank fund that invests in high quality insurance contracts, bank investment contracts and money market instruments.

This fund seeks to provide principal protection while exceeding returns of shorter maturity investments over time with a more stable yield profile. The fund invests in debt obligations of issuers who have achieved top financial ratings and meet Wells Fargo's internal credit quality standards.

Wells Fargo Diversified Equity Fund –invests primarily in the Wells Fargo Diversified Equity Fund, a mutual fund that invests in high quality issues and emphasizes consistent annual returns.

This fund emphasizes long-term capital appreciation. Annual return volatility is moderated through diversifying among several complementary equity styles. The fund invests in five distinct equity investment styles, each managed by a specialized investment team. This style of diversification reduces risk associated with using a single equity approach.

Wells Fargo Moderate Balanced Fund –invests primarily in the Wells Fargo Moderate Balanced Fund, a mutual fund that invests in a combination of other Wells Fargo funds.

This fund seeks to secure above average total return from a near equal blend of fixed income and stock investments. Stocks provide growth and appreciation, fixed income offers income and consistent performance.

American Century Twentieth Century Vista Fund –invests primarily in the American Century Twentieth Century Vista Fund, a mutual fund that seeks capital appreciation through investments of all assets in equity securities concentrating on securities of smaller companies that demonstrate accelerating earnings and revenue growth.

(Continued)

Wyeth Common Stock –was an investment in American Home Products Company stock as of 2001. In 2002, the investment remained the same with only a name change occurring.

Janus Overseas Fund –invests primarily in the Janus Overseas Fund, a mutual fund that invests in securities of issuers from at least five different companies, excluding the U.S. The fund seeks long-term growth of capital.

The fund normally invests at least 65% of assets in common stocks of issuers located in at least five foreign countries. The fund may at times invest a portion of or all assets in stock of U.S. companies. The fund may invest in companies of any size, regardless of country of origin.

Wells Fargo Small Cap Opportunities Fund –invests primarily in the Wells Fargo Small Cap Opportunities Fund, a mutual fund that invests in companies with small capitalization levels.

This fund seeks to provide capital appreciation with current income as an incidental goal. This is an aggressive fund that employs a growth bias in its management style. Under normal conditions, the fund will have at least 65% of its total assets invested in U.S. equity securities of companies having market capitalization under $1.5 billion.

Wells Fargo Large Company Growth Fund –invests primarily in the Wells Fargo Large Company Growth Fund, a mutual fund that invests in large capitalization companies.

This fund seeks long-term capital appreciation through investment in high quality, dynamic growth companies. Issue selection relies on company fundamentals that support internal earnings growth capability in conjunction with supportive valuation.

Wells Fargo Index Fund –invests primarily in the Wells Fargo Index fund, a mutual fund that invests in a mix of securities which approximates the Standard & Poor's 500.

This fund seeks to replicate the Standard & Poor's 500 Index. The fund is invested in stocks representing the weighted capitalization market values of the stocks that comprise the Standard & Poor's 500 Index.

PIMCO Total Return Bond Fund –invests primarily in the PIMCO Total Return Bond Fund, a mutual fund that invests in a diversified portfolio of fixed income securities of varying maturities.

This fund seeks total return consistent with preservation of capital. The fund invests in debt securities, including U.S. government securities, corporate bonds, and mortgage-related securities.

GE Common Stock –invests in General Electric Company stock.

Wells Fargo Loan Fund –consists of loans to Plan participants. Loans are available to Plan participants up to the lesser of $50,000 or 50% of the participant's vested account balance. Loans must be repaid over a maximum of five years unless used to purchase a principal residence. The loans are secured by the balance in the participant's account and bear interest at a rate comparable to local prevailing rates charged by commercial lenders under similar circumstances.

(Continued)

(g) *Payment of Benefits*

On termination of service due to death, disability, or retirement, a participant may elect to receive either a lump-sum amount equal to the value of the participant's interest in his or her account or annual installments over a fixed number of years. For termination of service due to any other reasons, a participant may receive the value of the interest in his or her account as a lump-sum distribution.

(h) *Administrative Expenses*

Substantially all expenses incurred in the management of the trust and the administration of the Plan are paid by the Company.

(i) *Plan Termination*

Although it has not expressed any intent to do so, the Company has the right under the Plan agreement to terminate the Plan at any time subject to the provisions of ERISA.

(2) Significant Accounting Policies

(a) *Basis of Presentation*

The accompanying financial statements have been prepared on the accrual basis and present the net assets available for plan benefits and changes in net assets in accordance with accounting principles generally accepted in the United States of America.

(b) *Trust Fund Managed by Wells Fargo Bank Minnesota, N.A.*

Under the terms of a trust agreement between Wells Fargo Trust Company and the Plan, the Trustee manages a trust fund on behalf of the Plan.

(c) *Investment Valuation and Income Recognition*

Cash equivalents are stated at cost, which approximates fair value. Common stock and mutual funds are stated at fair value. The investment in shares of the bank common trust fund is valued at the amount at which shares in the fund can be withdrawn, which approximates fair value. Investment in shares of mutual funds and money market funds are valued at quoted market prices, which represent the net asset values of shares held by the Plan. Investments in shares of common stock are valued at quoted market prices. Loans to participants are stated at face value, which approximates fair value.

Security transactions are recognized on the trade date. Dividend income is recorded on the ex-dividend date. The Plan reports realized and unrealized gains and losses for financial statement purposes based on fair values as determined at the end of the prior Plan year, or historical cost if the investment was acquired since the beginning of the Plan year, as required by the Department of Labor.

(d) *Benefits Paid*

Benefits paid to participants are recorded upon distribution.

(Continued)

(e) ***Use of Estimates***

The plan administrator has made a number of estimates and assumptions relating to the reporting of net assets available for plan benefits and the disclosure of contingent liabilities at the date of the financial statements and the reported amounts of changes in net assets available for plan benefits during the reporting period to prepare these financial statements in conformity with generally accepted accounting principles. Actual results could differ from those estimates.

(f) ***Participant Loans***

Participants may receive loans from their accounts up to the lesser of 50% of the individual participant's vested account balance or $50,000. If the participant has received a loan in the past; however, the $50,000 limit is reduced by the excess of the highest outstanding loan balance, during the 12-month period over the balance owed at the time the participant applied for the loan. Loan terms must not exceed five years (unless secured by a personal residence) and are secured by the vested balance in the participant's account. An interest rate of Prime (4.25% at December 31, 2002) plus 1% is applied to all loans. At December 31, 2002, interest rates on participant loans ranged from 5.25% to 10.50%

(5) Investments

Investments as of December 31, 2002 and 2001 included the following securities, which represent 5% or more of the Plan's net assets available for plan benefits:

		2002	2001
Wells Fargo Stable Return Fund	$	18,235,216	16,050,075
Wells Fargo Diversified Equity Fund		21,160,201	29,672,913
Wells Fargo Moderate Balanced Fund		10,780,174	12,518,432
GE		48,736,135	87,038,129

During 2002, the Plan's investments (including investments bought, sold, and held during the year) appreciated (depreciated) in value as follows:

		2002	2001
Net appreciation (depreciation) in fair value of investments:			
Common trust funds	$	955,209	937,549
Common stocks		(33,716,071)	(17,701,860)
Mutual funds		(11,146,884)	(7,981,072)
Net depreciation in fair value of investments	$	(43,907,746)	(24,745,383)

(Continued)

(6) Party-In-Interest Transactions

All transactions with the Trustee, investments in General Electric common stock, and other transactions with the Company, or Plan participants are considered party-in-interest transactions.

(7) Income Tax Status

The Internal Revenue Service has determined and informed the Company by a letter dated February 17, 1994, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (the Code). The plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Code.

Schedule 1

MARQUETTE MEDICAL SYSTEMS, INC.
PROFIT SHARING AND 401(k) PLAN AND TRUST

Schedule of Assets Held for Investment Purposes at End of Year

December 31, 2002

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost	(e) Current value
	Interest-Bearing Cash:			
*	Wells Fargo Trust Company	Wells Fargo Short-term Investment Fund for EBT, 557,936 shares	$	557,936
	Bank Common Trust Funds:			
*	Wells Fargo Trust Company	Wells Fargo Stable Return Fund, 534,334 shares		18,235,216
	Registered Investment Companies:			
*	Wells Fargo Trust Company	Wells Fargo Diversified Equity Fund, 683,469 shares		21,160,201
*	Wells Fargo Trust Company	Wells Fargo Moderate Balanced Fund, 555,679 shares		10,780,174
	American Century Mutual Funds, Inc.	American Twentieth Century Vista Fund, 192,118 shares		1,686,795
	Janus Funds, Inc.	Janus Overseas Fund, 115,135 shares		1,760,411
*	Wells Fargo Trust Company	Wells Fargo Small Cap Opportunities Fund, 139,122 shares		3,162,232
*	Wells Fargo Trust Company	Wells Fargo Large Company Growth Fund, 100,954 shares		3,605,054
*	Wells Fargo Trust Company	Wells Fargo Index Fund, 51,855 shares		1,827,355
	PIMCO Funds Distributors, LLC.	PIMCO Total Return Bond Fund, 342,659 shares		3,656,167
	Employer-Related Investments:			
*	General Electric	GE Common Stock, 2,001,484 shares		48,736,135
	Wyeth	Wyeth Common Stock, 53,594 shares		2,004,416
*	Loans to participants	Participant loans, interest rates maturities range from 2002 to 2006		2,653,000
	Total assets held for investment purposes		$ —	119,825,092

* Represents a party-in-interest to the Plan.

Note: Cost information is omitted for reporting transactions of an individual account plan that a participant or beneficiary directed with respect to assets allocated to his or her account.

See accompanying independent auditors' report.




SEC MAIL PROCESSING
RECEIVED
JUN 3 0 2003
WASH, DC
162

MARQUETTE MEDICAL SYSTEMS, INC.
PROFIT SHARING AND 401(k) PLAN AND TRUST

Financial Statements and Schedule

December 31, 2001 and 2000

(With Independent Auditors' Report Thereon)

Consent of KPMG LLP

To the Board of Directors
General Electric Company:

We consent to the incorporation by reference in the registration statements on Form S-8 No. 333-65781 of General Electric Company of our report dated June 19, 2002, relating to the financial statements of Marquette Medical Systems, Inc. Profit Sharing and 401(k) Plan and Trust as of and for the year ended December 31, 2001, and related supplemental schedule, which appear in the December 31, 2001 annual report on Form 11-K of General Electric Company.

KPMG LLP

Milwaukee, Wisconsin
June 27, 2002

MARQUETTE MEDICAL SYSTEMS, INC.
PROFIT SHARING AND 401(k) PLAN AND TRUST

Table of Contents

Note: Supplemental schedules required by the Employment Retirement Income Security Act of 1974, as amended, that have not been included are not applicable.



777 East Wisconsin Avenue
Milwaukee, WI 53202

Independent Auditors' Report

The Plan Administrator of the
Marquette Medical Systems, Inc.
Profit Sharing and 401(k) Plan and Trust:

We have audited the accompanying statement of net assets available for plan benefit of the Marquette Medical Systems, Inc. Profit Sharing and 401(k) Plan and Trust as of December 31, 2001, and the related statement of changes in net assets available for plan benefit for the year then ended. These financial statements and the supplemental schedule referred to below are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2001, and the changes in net assets available for plan benefits for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets Held for Investment Purposes at End of Year is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.


KPMG LLP

Milwaukee, WI
June 19, 2002




ARTHURANDERSEN

THIS REPORT IS A COPY OF A PREVIOUSLY ISSUED ARTHUR ANDERSEN LLP REPORT AND HAS NOT BEEN REISSUED BY ARTHUR ANDERSEN LLP

Report of Independent Public Accountants

To the Plan Administrator of the
Marquette Medical Systems, Inc.
Profit Sharing and 401(k) Plan and Trust:

We have audited the accompanying statements of net assets available for plan benefits of the Marquette Medical Systems, Inc. Profit Sharing and 401 (k) Plan and Trust as of December 31, 2000 and 1999, and the related statements of changes in net assets available for plan benefits for the year ended December 31, 2000 and for the eight-month period ended December 31, 1999. These financial statements and the supplemental schedule referred to below are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements and supplemental schedule based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement position. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2000 and 1999, and the changes in its net assets available for benefits for the year ended December 31, 2000 and for the eight-month period ended December 31, 1999, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule, as listed in the accompanying table of contents, is presented for purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 19764. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Arthur Andersen LLP

ARTHUR ANDERSEN LLP

Milwaukee, Wisconsin
June 7, 2001

MARQUETTE MEDICAL SYSTEMS, INC.
PROFIT SHARING AND 401(k) PLAN AND TRUST

Statements of Net Assets Available for Plan Benefits

December 31, 2001 and 2000

		2001	2000
Assets:			
Cash	$	—	16,717
Investments, at fair value:			
Money market funds		1,141,667	2,360,848
Common trust funds		16,050,075	12,508,356
Mutual funds		62,123,761	73,122,630
Common stock		90,382,187	117,428,048
Participant loans		3,633,611	4,160,027
Total investments		173,331,301	209,579,909
Receivables:			
Accrued income		403,463	401,860
Total receivables		403,463	401,860
Total assets		173,734,764	209,998,486
Liabilities:			
Payable for pending trades		619,293	—
Total liabilities		619,293	—
Net assets available for plan benefits	$	173,115,471	209,998,486

See accompanying notes to financial statements.

MARQUETTE MEDICAL SYSTEMS, INC.
PROFIT SHARING AND 401(k) PLAN AND TRUST

Statement of Changes in Net Assets Available for Plan Benefits

Years ended December 31, 2001 and 2000

	2001	2000
Investment income (loss):		
Interest income	$ 369,554	459,296
Dividends	1,537,197	1,446,131
Net realized and unrealized loss on investments	(24,745,383)	(7,181,846)
Total additions	(22,838,632)	(5,276,419)
Deductions from net assets attributed to:		
Benefits paid to participants	13,919,404	24,395,147
Administrative expenses	124,979	62,567
Total deductions	14,044,383	24,457,714
Net decrease	(36,883,015)	(29,734,133)
Net assets available for plan benefits:		
Beginning of year	209,998,486	239,732,619
End of year	$ 173,115,471	209,998,486

See accompanying notes to financial statements.

(1) Description of the Plan

The following description of the Marquette Medical Systems, Inc. Profit Sharing and 401(k) Plan and Trust provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

(a) General

The Marquette Medical Systems, Inc. Profit Sharing and 401(k) Plan and Trust (the Plan) was adopted effective May 1, 1987, and is sponsored by GE Medical Systems Information Technologies (the Company, formerly known as Marquette Medical Systems, Inc). The Plan is a defined contribution plan and is intended to provide eligible employees an opportunity to accumulate savings on a tax-advantaged basis. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). Effective September 30, 1999, the Plan was frozen and is no longer accepting new participants or contributions.

(b) Eligibility

Prior to September 30, 1999, all employees of the Company were eligible to participate in the Plan provided such individual had, since the commencement of his or her employment, worked an average of twenty or more hours per week.

(c) Contributions

Prior to September 30, 1999, participants were able to make contributions to the Plan via salary deferral agreements. These contributions resulted in a reduction of the participant's compensation for purposes of computing payroll and income taxes. The annual salary reduction contribution per participant was limited to 12% of earnings subject to certain restrictions.

For the period May 1 through September 30, 1999, the Company contributed a matching amount equal to 45% of the contribution made by the participant up to a maximum of 2.4% of the participant's earnings.

Prior to September 30, 1999, an additional discretionary contribution could be made by the Company based on resolution of the Board of Directors. This discretionary contribution was allocated to all participants who were made active at the end of the period based on each participant's salary as compared to the total salary for all participants.

(d) Participant Accounts

Individual accounts are maintained for each of the Plan's participants to reflect the participant's and Company's contributions, as well as the earnings (or losses) from the investment of contributions

(e) Vesting

Participants are 100% vested in their own contributions and in Company contributions, including the earnings attributable to them.

(Continued)

(f) ***Investments Fund Options***

The Plan's assets are segregated according to participant selection of various investment fund options including fixed income investments, equity investments, and a balanced investment fund option. A Loan Fund exists to record and maintain loans to the Plan participants. Participants employed by Corometrics, a current subsidiary of GE, through December 31, 1998, are also given the alternative to keep funds invested in American Home Products Corp. common stock via the AHPC Stock Fund, although additional contributions may not be made to this fund.

The Plan investment is exposed to various risks, such as interest rate, credit and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for Plan benefits.

A description of the investment fund options is as follows:

Wells Fargo Stable Return Fund

This fund invests primarily in the Wells Fargo Stable Return Fund, a common-collective bank fund that invests in high quality insurance contracts, bank investment contracts and money market instruments.

This fund seeks to provide principal protection while exceeding returns of shorter maturity investments over time with a more stable yield profile. The fund invests in debt obligations of issuers who have achieved top financial ratings and meet Wells Fargo's internal credit quality standards.

Wells Fargo Diversified Equity Fund

This fund invests primarily in the Wells Fargo Diversified Equity Fund, a mutual fund that invests in high quality issues and emphasizes consistent annual returns.

This fund emphasizes long-term capital appreciation. Annual return volatility is moderated through diversifying among several complementary equity styles. The fund invests in five distinct equity investment styles, each managed by a specialized investment team. This style of diversification reduces risk associated with using a single equity approach.

Wells Fargo Moderate Balanced Fund

This fund invests primarily in the Wells Fargo Moderate Balanced Fund, a mutual fund that invests in a combination of other Wells Fargo funds.

This fund seeks to secure above average total return from a near equal blend of fixed income and stock investments. Stocks provide growth and appreciation, fixed income offers income and consistent performance.

(Continued)

American Century Twentieth Century Vista Fund

This mutual fund seeks capital appreciation. The fund invests all assets in equity securities concentrating on securities of smaller companies that demonstrate accelerating earnings and revenue growth

American Home Products Corporation Common Stock

This fund invests in American Home Products Company stock.

Janus Overseas Fund

This fund invests primarily in the Janus Overseas Fund, a mutual fund that invests in securities of issuers from at least five different companies, excluding the U.S. The fund seeks long-term growth of capital.

The fund normally invests at least 65% of assets in common stocks of issuers located in at least five foreign countries. The fund may at times invest a portion of or all assets in stock of U.S. companies. The fund may invest in companies of any size, regardless of country of origin.

Wells Fargo Small Cap Opportunities Fund

This fund invests primarily in the Wells Fargo Small Cap Opportunities Fund, a mutual fund that invests in companies with small capitalization levels.

This fund seeks to provide capital appreciation with current income as an incidental goal. This is an aggressive fund that employs a growth bias in its management style. Under normal conditions, the fund will have at least 65% of its total assets invested in U.S. equity securities of companies having market capitalization under $1.5 billion.

Wells Fargo Large Company Growth Fund

This fund invests primarily in the Wells Fargo Large Company Growth Fund, a mutual fund that invests in large capitalization companies.

This fund seeks long-term capital appreciation through investment in high quality, dynamic growth companies. Issue selection relies on company fundamentals that support internal earnings growth capability in conjunction with supportive valuation.

Wells Fargo Index Fund

This fund invests primarily in the Wells Fargo Index fund, a mutual fund that invests in a mix of securities which approximates the Standard & Poor's 500.

(Continued)

This fund seeks to replicate the Standard & Poor's 500 Index. The fund is invested in stocks representing the weighted capitalization market values of the stocks that comprise the Standard & Poor's 500 Index.

PIMCO Total Return Bond Fund

This fund invests primarily in the PIMCO Total Return Bond Fund, a mutual fund that invests in a diversified portfolio of fixed income securities of varying maturities.

This fund seeks total return consistent with preservation of capital. The fund invests in debt securities, including U.S. government securities, corporate bonds, and mortgage-related securities.

GE Common Stock

This fund invests in General Electric Company stock.

Wells Fargo Loan Fund

The fund consists of loans to Plan participants. Loans are available to Plan participants up to the lesser of $50,000 or 50% of the participant's vested account balance. Loans must be repaid over a maximum of five years unless used to purchase a principal residence. The loans are secured by the balance in the participant's account and bear interest at a rate comparable to local prevailing rates charged by commercial lenders under similar circumstances.

(g) Payment of Benefits

On termination of service due to death, disability or retirement, a participant may elect to receive either a lump-sum amount equal to the value of the participant's interest in his or her account or annual installments over a fixed number of years. For termination of service due to any other reasons, a participant may receive the value of the interest in his or her account as a lump-sum distribution.

(h) Administrative Expenses

Substantially all expenses incurred in the management of the trust and the administration of the Plan are paid by the Company.

(i) Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan agreement to terminate the Plan at any time subject to the provisions of ERISA.

(Continued)

(2) Significant Accounting Policies

(a) Basis of Presentation

The accompanying financial statements have been prepared on the accrual basis and present the assets available for plan benefits and changes in those assets in accordance with accounting principles generally accepted in the United States of America.

(b) Trust Fund Managed by Wells Fargo Bank Minnesota, N.A.

Under the terms of a trust agreement between Wells Fargo Trust Company and the Plan, the Trustee manages a trust fund on behalf of the Plan.

(c) Investment Valuation and Income Recognition

Cash equivalents are stated at cost, which approximates fair value. Common stock and mutual funds are stated at fair value. The investment in shares of the bank common trust fund is valued at the amount at which shares in the fund can be withdrawn, which approximates fair value. Investment in shares of mutual funds and money market funds are valued at quoted market prices which represent the net asset values of shares held by the Plan. Investments in shares of common stocks are valued at quoted market prices. Loans to participants are stated at face value which approximates fair value.

Security transactions are recognized on the trade date. Dividend income is recorded on the ex-dividend date. The Plan reports realized and unrealized gains and losses for financial statement purposes based on fair values as determined at the end of the prior Plan year, or historical cost if the investment was acquired since the beginning of the Plan year, as required by the Department of Labor.

(d) Benefits Paid

Benefits paid to participants are recorded upon distribution.

(e) Use of Estimates

The Plan Administrator has made a number of estimates and assumptions relating to the reporting of assets available for plan benefits and the disclosure of contingent liabilities at the date of the financial statements and the reported amounts of changes in assets available for plan benefits during the reporting period to prepare these financial statements in conformity with generally accepted accounting principles. Actual results could differ from those estimates.

(Continued)

(f) *Participant Loans*

Participants may receive loans from their accounts up to the lesser of 50% of the individual participant's vested account balance or $50,000. If the participant has received a loan in the past; however, the $50,000 limit is reduced by the excess of the highest outstanding loan balance, during the 12-month period over the balance owed at the time the participant applied for the loan. Loan terms must not exceed five years and are secured by the vested balance in the participant's account. An interest rate of Prime (5.75% at December 31, 2001) plus 1% is applied to all loans. At December 31, 2001 interest rates on participant loans ranged from 5.75% to 10.50%

(5) Investments

Investments as of December 31, 2001 and 2000 include the following securities, which represent 5% or more of the Plan's net assets available for plan benefits:

	2001	2000
Wells Fargo Stable Return Fund	$ 16,050,075	$ 12,508,356
Wells Fargo Diversified Equity Fund	29,672,913	38,424,899
Wells Fargo Moderate Balanced Fund	12,518,432	13,846,454
General Electric Common Stock	87,038,129	115,620,221

During 2001, the Plan's investments (including investments bought, sold, and held during the year) appreciated (depreciated) in value as follows:

	2001	2000
Net depreciation in fair value of investments:		
Common trust funds	$ 937,549	830,527
Common stocks	(17,701,860)	(6,058,713)
Mutual funds	(7,981,072)	(1,953,660)
Net depreciation in fair value of investments	$ (24,745,383)	(7,181,846)

(6) Party-in-Interest Transactions

All transactions involving the investments administrated by the Trustee and investments in General Electric common stock and other transactions with the Company of Plan participants are considered party-in-interest transactions.

(Continued)

(7) Income Tax Status

The Internal Revenue Service has determined and informed the Company by a letter dated February 17, 1994, that the Plan and related Trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). The Plan Administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Code.

Schedule 1

MARQUETTE MEDICAL SYSTEMS, INC.
PROFIT SHARING AND 401(k) PLAN AND TRUST

Schedule of Assets Held for Investment Purposes at End of Year

December 31, 2001

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost	(e) Current value
	Interest-Bearing Cash:			
*	Wells Fargo Trust Company	Wells Fargo Short-term Investment Fund for EBT, 1,141,667 shares	$	1,141,667
	Bank Common Trust Funds:			
*	Wells Fargo Trust Company	Wells Fargo Stable Return Fund, 497,939 shares		16,050,075
	Registered Investment Companies:			
*	Wells Fargo Trust Company	Wells Fargo Diversified Equity Fund, 742,937 shares		29,672,913
*	Wells Fargo Trust Company	Wells Fargo Moderate Balanced Fund, 569,278 shares		12,518,432
	American Century Mutual Funds, Inc.	American Twentieth Century Vista Fund, 203,896 shares		2,263,252
	Janus Funds, Inc.	Janus Overseas Fund, 126,916 shares		2,576,389
*	Wells Fargo Trust Company	Wells Fargo Small Cap Opportunities Fund, 132,704 shares		3,935,996
*	Wells Fargo Trust Company	Wells Fargo Large Company Growth Fund, 121,606 shares		6,040,184
*	Wells Fargo Trust Company	Wells Fargo Index Fund, 63,011 shares		2,892,837
	PIMCO Funds Distributors, LLC.	PIMCO Total Return Bond Fund, 212,596 shares		2,223,758
	Employer-Related Investments:			
*	General Electric	GE Common Stock, 2,171,610 shares		87,038,129
	American Homes Product Corp.	American Home Products Corp. Common Stock, 54,499 shares		3,344,058
*	Loans to participants	Participant loans, interest rates range from 5.75% to 10.5%, maturities range from 2001 to 2005		3,633,611
	Total assets held for investment purposes		$	173,331,301

* Represents a party-in-interest to the Plan.

Note: Cost information is omitted for reporting transactions of an individual account plan that a participant or beneficiary directed with respect to assets allocated to his or her account.

See accompanying independent auditors' report.



GE Medical Systems
Information Technologies

General Electric Company
8200 W. Tower Ave., Milwaukee, WI 53223
414 355-5000

RECEIVED
JUN 30 2003
SEC MAIL PROCESSING SECTION WASH. D.C. 152

June 27, 2003

Securities and Exchange Commission
450 Fifth Street NW
Washington, DC 20549

Attention: 1934 Act Filing Desk

RE: MARQUETTE MEDICAL SYSTEMS, INC.

Gentlemen:

Pursuant to the requirements of the Securities & Exchange Act of 1934, the registrant is enclosing one manually signed copy of Form 11-K and three copies for the Marquette Medical Systems, Inc. Profit Sharing and 401(k) Plan for the fiscal year ended December 31, 2002.

Please acknowledge receipt of the enclosed material by stamping the enclosed copy of this letter and returning it to the person making this filing.

Very truly yours,

Scott F. Schenkel
Chief Financial Officer

SS/cl
Enclosures